FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

2005 Stock Option Plan.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 15, 2005

BY:

Chris Robbins

It’s       Vice President

            (Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

December 15, 2005

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Schedule A

ANGLO SWISS RESOURCES INC.

STOCK OPTION PLAN

1.

PURPOSE OF THE PLAN

Anglo Swiss Resources Inc. (the “Company”) hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the “Anglo Swiss Resources Inc. Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board of Directors of the Company, to buy shares of the Company at a price equal to the Market Price (as defined below) prevailing on the date the option is granted.

2.

DEFINITIONS

In this Plan, the following terms have the following meanings:

2.1

“Associate” means an associate as defined in the Securities Act.

2.2

“Board” means the board of directors of the Company.

2.3

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty (50%) per cent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

2.4

“Company” means Anglo Swiss Resources Inc. and its successors.

2.5

“Consultant” means:

(a)

any bona fide (as defined in the policies of the TSX Venture Exchange) person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company;

(b)

any bona fide (as defined in the policies of the TSX Venture Exchange) person who is providing on going management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Consultant under subsection 2.5(a).

2.6

“Employee” means a bona fide employee as defined in the policies or the TSX Venture Exchange.

2.7

“Exchanges” means the TSX Venture Exchange and, if applicable, the Toronto Stock Exchange and any other stock exchange on which the Shares are listed.

2.8

“Expiry Date” means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.9

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.10

“Insider” means:

(a)

an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)

an Associate of any person who is an insider under subsection (a).

2.11

“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act.

2.12

“Market Price” of Shares at any Grant Date means the date as defined in the policies of the Exchange or if applicable, the Toronto Stock Exchange.

2.13

“Option” means an option to purchase Shares granted pursuant to this Plan.

2.14

“Option Agreement” means an agreement, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

2.15

“Optionee” means each of the directors, officers, employees and Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchanges, an Optionee may also be a corporation wholly owned by an individual eligible for an Option grant pursuant to this Plan.

2.16

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.17

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.18

“Plan” means this Anglo Swiss Resources Inc. Stock Option Plan.

2.19

“Shares” means the common shares in the capital of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.20

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418 as amended.

2.21

“Un-issued Option Shares” means the number of Shares, at a particular time, which has been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.22

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2

Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 11,000,000 shares. The number of shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company’s other previously established or proposed shares compensation arrangements, in aggregate, shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)

to any one Optionee, who is an Insider and any Associates of such insider, shall not exceed 5% of the outstanding issue;

(b)

no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12 month period;

(c)

no more than an aggregate of 2% of the issued shares of the Company may be granted to all employees conducting investor relations activities, in any 12 month period. For the purposes of subsection (a) above, “outstanding issue” is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question; excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

3.4

Minimum Exercise Price

The Minimum exercise price of an incentive stock option granted by the Issuer, must not be less than the Discounted Market Price. If, pursuant to Section 2.12 of the TSX Venture Exchange policy, the Issuer does not issue a press release to fix the price, the Discounted Market Price is the last closing price of the Listed Shares before the date of the stock option grant (less the applicable discount). The Issuer will not grant incentive stock options at less than $0.10 per share.

4.

EXERCISE OF OPTION

4.1

When Options may be exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3

Vesting of Option Shares

The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the Option upon TSX Venture Exchange approval and 12.5% every three months thereafter which is the vesting period hereby adopted by the Board.

4.4

Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company’s subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death

If the Optionee ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company, due to his or her death or, in the case of an Optionee that is a company, the death of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of

(i) 120 days after the date of death or Disability; and

(ii) the Expiry Date.

(b)

Termination for Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee’s employer, ceases to be a director, officer or Consultant of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination,  whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)

Early Retirement-Voluntary Resignation or Termination Other than for Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee’s employer ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company due to his or her retirement at the request of her or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee’s employer, ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company. For greater certainty, an option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4  occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Exclusion from Several Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of an option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option shares which were not Vested at that time or which, if Vested were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of or form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.6

Shares not Acquired

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the  record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (in) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5. DISTRIBUTION

5.1

Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the company has determined to be outside the normal course); or

(d)

rights, options or warrants;

 then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.2

Corporate Reorganization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the company, other than as described in sections 5.1;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company’s undertaking and assets become the property or another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if; on the effective date thereof; he had been the holder of all Unissued Option shares or if appropriate, as otherwise determined by the Directors.

5.3

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.4

Regulatory Approval

Any adjustment to the Option Price of the number of Unissued Option Shares, purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

5.5

Disinterested Shareholder

Disinterested Shareholder approval, as defined by the Exchange, will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Company at the time of the proposed amendment.

6.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligations of the Company to sell and deliver Shares in accordance with the Plan are subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Board shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.5

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the President or Secretary of the Company.

6.6

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.7

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.8

No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan.

6.9

Rights of Optionee

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting gifts or any right to receive dividends, warrants or rights under any rights Offering).

6.10

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.11

Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.12

Time of Essence

Time is of the essence of this Plan and each Option agreement. No extension of time will be determined to be or to operate as a waiver of the essentiality of time.

6.13

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionee relative to the subject matter hereof and supercedes all prior agreements, undertakings and understandings, whether oral or written.

6.14

Resale Restrictions

Any shares issued pursuant to this Stock Option Plan will be subject to any resale restrictions required by TSX Venture Exchange policies or those of any securities regulatory authority having jurisdiction.

Approved by the Board of Directors of Anglo Swiss Resources Inc. on October 13, 2005.

SCHEDULE “A”

ANGLO SWISS RESOURCES INC.

STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Anglo Swiss Resources Inc. (the “Company”) and the Optionee named below pursuant to the Anglo Swiss Resources Inc. Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.

 _________________________ (the “Grant Date”);

2.

_________________________  the “Optionee”);

3.

 was granted the option (the “Option”) to purchase _______________ Common shares (the “Option Shares”) of the Company;

4.

 for the price (the “Option Price”) of $ ________ per share;

5.

which shall be exercisable (“Vested”) in whole or in part in the following amounts on or after the following dates:

12.5% on approval by TSX Venture Exchange

12.5% every three months thereafter

6.

terminating on the ______________________ (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, the shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ________day of ____________, 20___ .

OPTIONEE

 ANGLO SWISS RESOURCES INC.

Per:

__________________________________                 ________________________________

Authorized signatory